**LEADING**BRANDS™

February 25, 2010

United States Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C.
20549

Attention: Tia Jenkins,

Re: Leading Brands, Inc. Form 20-F for the Fiscal Year ended February 28, 2009

Thank you for your comment letter dated February 4th, 2010. We do appreciate that the purpose of your review process is to help us enhance the overall disclosure in our filings. (As you no doubt appreciate the specific calculations in question can be complex at worst and confusing at best.) We appreciate the input you have provided.

Consolidated Financial Statements
Note 19. Difference Between Canadian and United States Generally Accepted Accounting Principals

- The implication in your letter that there were errors in our calculations was correct. In reviewing our impairment calculations we identified some unintentional numerical mistakes. Correcting these numbers did not result in a different conclusion as to impairment. The revised numbers are as follows:

- In response to comment 1, for step one of the goodwill impairment test we estimated the fair value of our reporting unit to be approximately C$20.06 million based only on equity. The carrying value of our reporting unit's equity at February 28, 2009 was $13,681,040. Estimated market capitalization under normal conditions using the 180 day weighted average share price of US$0.889 to August 31, 2008 was approximately US$17.74 million. The actual market capitalization at February 28, 2009 of US$2.2 million was not indicative of fair value in our opinion for the reasons discussed in our November 13, 2009 response letter.

- In response to comment 2, the fair value of the reporting unit was estimated using a "multiple of estimated EBITDA" method. The projected normalized maintainable EBITDA was estimated to be C$2,600,000 and the multiple used was 10.3. The multiple was estimated based on a ratio of the average "Enterprise Value" of the company over the "Estimated Projected Normalized EBITDA" for our company.

"Enterprise value" was determined based on average market capitalization (US$2.2 million for 2009 as determined above) plus interest bearing debt as at each of February 28, 2009 and February 29, 2008. "Estimated Projected Normalized EBITDA" was determined based on historical EBITDA adjusted for normalizing items for the fiscal year ended February 28, 2009. We believe the multiple is reasonable since it takes into account our proprietary products and intellectual property. Based on the "multiple of estimated EBITDA" method used, the fair value of the reporting unit was calculated to be approximately C$26.78 million. Interest bearing debt of $6.72 million was deducted to arrive at the estimated fair value of equity in the amount of C$20.06 million. Our EBITDA projections were based on historical results adjusted for the change in product mix and cost restructure mentioned in our letter dated November 13, 2009. Projected normalized EBITDA for the purposes of the goodwill impairment test of $2,600,000 is comparable to our unaudited consolidated EBITDA of $2,721,582 for the eleven months ended January 31, 2010.

- In response to comment 3, in our November 13, 2009 response letter we mistakenly indicated that we used both the discounted cash flow method and the multiple of EBITDA method to estimate the fair value of our reporting unit and the estimated annual cash flow from operations was mistakenly reported as normalized maintainable EBITDA.

We do not use the discounted cash flow method, nor do we use cash flow from operations to estimate normalized maintainable EBITDA. Our calculation of the enterprise value of the reporting unit was based on the normalized maintainable EBITDA of approximately C$2,600,000 as reported above in the response to comment number 2. The multiple based on average market capitalization plus interest bearing debt as a ratio to average past EBITDA provides a reliable measure of enterprise value. From that estimate, interest bearing debt was deducted to arrive at the fair value of equity.

The disclosure we intended, and intend to use in future filings is as follows:

The Company has determined that there is one reporting unit. The Company estimates the fair value of the reporting unit using a multiple of estimated EBITDA method. The fair value of equity is determined by multiplying management's estimates of future EBITDA by the determined multiple and then deducting interest bearing debt. As of February 28, 2009, we believe the Company's reporting unit is not at significant risk of a future material goodwill impairment. It is possible that management's estimates of future EBITDA could be impacted by errors in estimates, changes to market or economic conditions, changes in the tastes of consumers, inability to manage the business as efficiently as planned or other unexpected events. If management's estimates of future EBITDA used in estimating fair value do not materialize due to errors in estimates or unforeseen changes to the economic conditions affecting the Company it could result in an impairment adjustment in future periods up to the carrying value of the goodwill balance of $3,353,543. A 10% change in annual revenue estimates without a corresponding increase in gross margins, or reduction in operating costs or overheads, could materially change the valuation of the goodwill balance.

- In response to comment 4, as of February 28, 2009, the estimated fair value of equity exceeded the carrying value by approximately 46%. All assumptions by their nature have some degree of uncertainty associated with them. We have no reason to believe that our assumptions are unreasonable and our actual current year EBITDA to January 31, 2010 of C$2,721,582 is higher than our EBITDA forecast of C$2,600,000 mentioned above.

Thank you for your comments. If you would like to discuss this letter, please contact me at 604-685-5200 (x238).

Sincerely,
Leading Brands, Inc.



per
Ralph D. McRae
Chief Executive Officer

Leading Brands, Inc.



Per
Donna Louis
Chief Financial Officer